SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under The Securities Exchange Act of 1934


                     Good Harbor Partners Acquisition Corp.
             ------------------------------------------------------
                                (Name of Issuer)


                Class B Common Stock, par value $0.0001 per share
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    382094209
             ------------------------------------------------------
                                 (CUSIP Number)


                                October 16, 2007
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 14 Pages

CUSIP No. 382094209                   13G                    Page 2 of 14 Pages


-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            D.B. Zwirn & Co., L.P. 02-0597442
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    862,400 shares of Class B Common Stock
OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    862,400 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            862,400 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES **
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.15%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 382094209                   13G                    Page 3 of 14 Pages


-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            D.B. Zwirn Special Opportunities Fund, L.P. 73-1637217
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    358,880 Class B shares of Common Stock
OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    358,880 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            358,880 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES **
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            3.39%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 382094209                   13G                    Page 4 of 14 Pages


-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            D.B. Zwirn Special Opportunities Fund, Ltd.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    503,520 shares of Class B Common Stock
OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    503,520 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            503,520 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES **
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.76%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
-------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 382094209                   13G                    Page 5 of 14 Pages


-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            DBZ GP, LLC             42-1657316
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    862,400 shares of Class B Common Stock
OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    862,400 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            862,400 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES **
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.15%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 382094209                   13G                    Page 6 of 14 Pages


-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Zwirn Holdings, LLC             30-0080444
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    862,400 shares of Class B Common Stock
OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    862,400 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            862,400 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES **
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.15%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 382094209                   13G                    Page 7 of 14 Pages


-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Daniel B. Zwirn
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    862,400 shares of Class B Common Stock
OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    862,400 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            862,400 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES **
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.15%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 382094209                   13G                    Page 8 of 14 Pages


Item 1.

(a)  Name of Issuer

       Good Harbor Partners Acquisition Corp. (the "Issuer")

(b)  Address of Issuer's Principal Executive Offices:

       4100 North Fairfax Drive
       Arlington, Virginia 22203


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

       D.B. Zwirn & Co, L.P.
       745 Fifth Avenue, 18th Floor
       New York, NY 10151
       Citizenship:   Delaware

       D.B. Zwirn Special Opportunities Fund, L.P.
       c/o D.B. Zwirn & Co.,
       L.P. 745 Fifth Avenue, 18th Floor
       New York, NY 10151
       Citizenship:   Delaware

       D.B. Zwirn Special Opportunities Fund, Ltd.
       c/o Goldman Sachs (Cayman) Trust, Limited
       P.O. Box 896
       George Town
       Harbour Centre, 2nd Floor
       Grand Cayman, Cayman Islands
       British West Indies
       Citizenship:   Cayman Islands, British West Indies

       DBZ GP, LLC
       c/o D.B. Zwirn & Co., L.P.
       745 Fifth Avenue, 18th Floor
       New York, NY 10151
       Citizenship:   Delaware

       Zwirn Holdings, LLC
       c/o D.B. Zwirn & Co., L.P.
       745 Fifth Avenue, 18th Floor
       New York, NY 10151
       Citizenship: Delaware

       Daniel B. Zwirn
       c/o D.B. Zwirn & Co., L.P.
       745 Fifth Avenue, 18th Floor
       New York, NY 10151
       Citizenship:   United States

(d)    Title of Class of Securities

       Class B Common Stock, par value $0.0001 per share ("Common Stock")

CUSIP No. 382094209                   13G                    Page 9 of 14 Pages


(e)  CUSIP Number

       382094209

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4. Ownership

(a)  Amount Beneficially Owned

        As of the date of this filing, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn may each be deemed the beneficial owner of (i) 358,880 shares of Common Stock held by D.B. Zwirn Opportunities Fund, L.P. and (ii) 503, 520 shares of Common Stock held by D.B. Zwirn Special Opportunities Fund, Ltd. (each entity referred to in (i) through (ii) is herein referred to as a "Fund" and, collectively, as the "Funds").

        D.B. Zwirn & Co., L.P. is the manager of the Funds, and consequently has voting control and investment discretion over the shares of Common Stock held by the Fund. Daniel B. Zwirn is the managing member of and thereby controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn disclaims beneficial ownership of the shares of Common Stock held by the Funds.

CUSIP No. 382094209                   13G                    Page 10 of 14 Pages


(b)  Percent of Class

        Based upon the Issuer's Quarterly Report on Form 10-Q filed on
August 14, 2007, the total number of outstanding shares of Class B Common Stock is 10,580,000. Therefore, (i) D.B. Zwirn Special Opportunities Fund, L.P. may be deemed to beneficially own approximately 3.39% of the outstanding shares of Common Stock, (ii) D.B. Zwirn Special Opportunities Fund, Ltd. may be deemed to beneficially own approximately 4.76% of the outstanding shares of Common Stock and (iii) each of D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn may be deemed to beneficially own approximately 8.15% of the outstanding shares of Common Stock. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

(c)  Number of shares as to which such person has:

       (i)     Sole power to vote or to direct the vote:

               See Item 4(a)

       (ii)    Shared power to vote or to direct the vote

               See Item 4(a)

       (iii)   Sole power to dispose or to direct the disposition of

               See Item 4(a)

       (iv)    Shared power to dispose or to direct the disposition of

               See Item 4(a)

Item 5.  Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8.  Identification and Classification of Members of the Group

        See Exhibit I.

Item 9.  Notice of Dissolution of Group

        Not applicable

Item 10. Certification

CUSIP No. 382094209                   13G                    Page 11 of 14 Pages


By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of October 23, 2007, by and among D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd., D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel
B. Zwirn.

Exhibit II: Power of Attorney of Daniel B. Zwirn, dated February 5, 2007

CUSIP No. 382094209                   13G                    Page 12 of 14 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: October 23, 2007

D.B. ZWIRN SPECIAL OPPORTUNITIES       D.B. ZWIRN SPECIAL OPPORTUNITIES
FUND, L.P.                             FUND, LTD.
By: D.B. Zwirn & Co., L.P.             By: D.B. Zwirn & Co., L.P.
By: DBZ GP, LLC,                       By: DBZ GP, LLC,
    its General Partner                    its General Partner
By: Zwirn Holdings, LLC,               By: Zwirn Holdings, LLC,
    its Managing Member                    its Managing Member

D.B. ZWIRN & CO., L.P.                 ZWIRN HOLDINGS, LLC
By: DBZ GP, LLC,
    its General Partner
By: Zwirn Holdings, LLC,
    its Managing Member
DBZ GP, LLC
By: Zwirn Holdings, LLC,
    its Managing Member




                           By: /s/ Lawrence D. Cutler
                               ------------------------------
                            Name: Lawrence D. Cutler
                             Title: Authorized Signatory




/s/ Lawrence D. Cutler
---------------------------
LAWRENCE D. CUTLER, as Attorney-in-
Fact for Daniel B. Zwirn

CUSIP No. 382094209                   13G                    Page 13 of 14 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock of Good Harbor Acquisition Corp. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 23, 2007

D.B. ZWIRN SPECIAL OPPORTUNITIES       D.B. ZWIRN SPECIAL OPPORTUNITIES
FUND, L.P.                             FUND, LTD.
By: D.B. Zwirn & Co., L.P.             By: D.B. Zwirn & Co., L.P.
By: DBZ GP, LLC,                       By: DBZ GP, LLC,
    its General Partner                    its General Partner
By: Zwirn Holdings, LLC,               By: Zwirn Holdings, LLC,
    its Managing Member                    its Managing Member

D.B. ZWIRN & CO., L.P.                 ZWIRN HOLDINGS, LLC
By: DBZ GP, LLC,
    its General Partner
By: Zwirn Holdings, LLC,
    its Managing Member

DBZ GP, LLC
By: Zwirn Holdings, LLC,
    its Managing Member




                           By: /s/ Lawrence D. Cutler
                               ------------------------------
                            Name: Lawrence D. Cutler
                             Title: Authorized Signatory




/s/ Lawrence D. Cutler
---------------------------
LAWRENCE D. CUTLER, as Attorney-in-
Fact for Daniel B. Zwirn

CUSIP No. 382094209                   13G                    Page 14 of 14 Pages


                                   EXHIBIT II

                                POWER OF ATTORNEY


         The undersigned hereby appoints David C. Lee and Lawrence D. Cutler, or either of them, his true and lawful attorney-in fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by D.B. Zwirn & Co, L.P. or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of David C. Lee and Lawrence D. Cutler, or either of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date:                                           February 5, 2007

                                            /s/ Daniel B. Zwirn
                                            -----------------------------
                                            Daniel B. Zwirn